

**05009996**

# Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

15th July 2005



SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re:  Fisher & Paykel Appliances Holdings Limited**
**File # 82-34868**

The attached documents were lodged with the Australian Stock Exchange [ASX], the New Zealand Stock Exchange [NZX] on 15th July 2005.

Accordingly a copy of these documents is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

**M D Richardson**
Chief Financial Officer

---

**Enclosures:**

1.  ASX – Appendix 3B – New Issue Announcement
2.  NZX – Notice of Issue of Securities


# View Announcement

## Announcement

**Headline**      Notice of Issue of Securities

**Announcement text**

Fisher & Paykel Appliances Holdings Limited
STOCK EXCHANGE RELEASE: NZX 15 JULY 2005


Notice of Issue of Securities


1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 13,333

3. Principal Terms of the Securities : Issue of Ordinary Shares following exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 13,333 Shares @ NZ$2.525


5. Date of Issue : 15 July 2005

6. Number and Class of All SecuritiesQuoted,Including This Issue : 263,869,693 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 10,924,514 Options to Acquire Ordinary Shares


M D Richardson
Company Secretary


**Embargo Until**     None

## Attachments

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 12 | 👁 |

## Comments

This announcement has no comments.

### Being Worked On (0)

No announcements are being worked on.

### Waiting for Release (0)

No announcements pending.

### Last 5 Released Announcement(s)

- Notice of Issue of Securities
  *Released - 15 Jul 2005 at 11:01:49 AM*
- SSH Notice From Morgan Stanley Investment Management Limited
  *Released - 12 Jul 2005 at 09:22:01 AM*
- Presentation to Support Announcement of 6 July
  *Released - 6 Jul 2005 at 11:00:12 AM*
- Sales Growth Stimulates Manufacturing Move
  *Released - 6 Jul 2005 at 08:40:09 AM*
- 2004/05 Annual Report and Notice of Meeting Issued
  *Released - 29 Jun 2005 at 11:13:13 AM*

### Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

### Logged in (1)

- *L Ross*

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 13,333 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of Ordinary Shares following exercise of 13,333 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 |

+ See chapter 19 for defined terms.

| 20 | Names of any underwriters | |
|----|---------------------------|---|

| 21 | Amount of any underwriting fee or commission | |
|----|----|---|

| 22 | Names of any brokers to the issue | |
|----|----|---|

| 23 | Fee or commission payable to the broker to the issue | |
|----|----|---|

| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
|----|----|---|

| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
|----|----|---|

| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
|----|----|---|

| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
|----|----|---|

| 28 | Date rights trading will begin (if applicable) | |
|----|----|---|

| 29 | Date rights trading will end (if applicable) | |
|----|----|---|

| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
|----|----|---|

| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
|----|----|---|

| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | +Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34  Type of securities
    (*tick one*)

(a)  ☐  Securities described in Part 1

(b)  ☐  All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35  ☐  If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36  ☐  If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37  ☐  A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

38    Number of securities for which +quotation is sought

39    Class of +securities for which quotation is sought

40    Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41    Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42    Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
|  |  |

**Quotation agreement**

1    ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion.  ASX may quote the ⁺securities on any conditions it decides.

2    We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

+ See chapter 19 for defined terms.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form.    If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:        (Company Secretary)                    Date: 15 July 2005

Print name:       M D Richardson

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